SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	May	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Certificate of Amendment
2	Certificate of Continuance
3	By-Law No. 1

DOCUMENT 1

Industry Canada	Industrie Canada

Certificate of Amendment	Certificat de modification

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

CRYSTALLEX INTERNATIONAL CORPORATION Name of corporation-Dénomination de la société		345631-5 Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:		Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a) en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément à l’avis ci-joint;

b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☒	c) en vertu de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d) en vertu de l’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;
/s/ Director - Directeur		October 30, 2003 / le 30 octobre 2003 Date of Amendment - Date de modification

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	ELECTRONIC TRANSACTION REPORT ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

Processing Type - Mode de traitement:	E-Commerce/Commerce-É
1.	Name of Corporation - Dénomination de la société	2.	Corporation No. - No de la société

CRYSTALLEX INTERNATIONAL CORPORATION		345631-5

3.	The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

The location of the registered office of the Corporation is changed from the City of Vancouver, Province of British Columbia to the Province of Ontario.

Date	Name - Nom	Signature	Capacity of - en qualité
2003-10-30	DANIEL R. ROSS		AUTHORIZED OFFICER

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 4 ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)	FORMULE 4 CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

1 -- Name of Corporation - Dénomination de la société CRYSTALLEX INTERNATIONAL CORPORATION	2 -- Corporation No. - No de la société 345631-5
3 -- The articles of the above-named corporation are amended as follows:	Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:
The location of the registered office of the Corporation is changed from the City of Vancouver, Province of British Columbia to the Province of Ontario.

Date October 28, 2003	Signature /s/ Daniel R. Ross	4 -- Capacity of - en qualité de Executive Vice President
For Department Use Only À l’usage du ministère seulement Filed ► Déposée	Printed Name - Nom en lettres moulées Daniel R. Ross
C 3069 (2001/11)	DSG 11/2001

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	ELECTRONIC TRANSACTION REPORT NOTICE OF REGISTERED OFFICE OR NOTICE OF CHANGE OF ADDRESS OF REGISTERED OFFICE (SECTION 19)	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE AVIS DE DÉSIGNATION OU DE CHANGEMENT D’ADRESSE DU SIÈGE SOCIAL (ARTICLE 19)

Processing Type - Mode de traitement:	E-Commerce/Commerce-É
1.	Name of Corporation - Dénomination de la société	2.	Corporation No. - No de la société
CRYSTALLEX INTERNATIONAL CORPORATION	345631-5

Business No. - No d’entreprise
104168455RC0001
3.	Province or territory in Canada where the registered office is to be situated. La province ou le territoire au Canada où se situera le siège social.

Ontario

4.	Civic address of Registered Office Adresse civique du siège social	Effective Date of Change Date de prise d’effet

579 RICHMOND STREET WEST	2003-10-31
SUITE 301
TORONTO, ON, Canada
M5Z 1Y6

5.	Mailing address, if different Adresse postale si elle diffère	Effective Date of Change Date de prise d’effet

Date	Name - Nom	Signature	Capacity of - en qualité de
2003-10-30	DANIEL R. ROSS		AUTHORIZED OFFICER

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions

FORM 3 NOTICE OF REGISTERED OFFICE OR NOTICE OF CHANGE OF ADDRESS OF REGISTERED OFFICE (SECTION 19)	FORMULE 3 AVIS DE DÉSIGNATION OU DE CHANGEMENT D’ADRESSE DU SIÈGE SOCIAL (ARTICLE 19)

1 -- Name of Corporation - Dénomination de la société CRYSTALLEX INTERNATIONAL CORPORATION	2 -- Corporation No. - No de la société 345631-5

3 -- Province or territory in Canada where the registered office is situated (or to be situated). (This province or territory must be the same as the one listed in the Articles.) ONTARIO	La province ou le territoire au Canada où se situa (ou se situera) le siège social. (Il doit correspondre à la province ou au territoire indiqué dans les statuts.)
4 -- Street address of Registered Office - Adresse civique du siège social 579 Richmond Street West, Suite 301 Toronto, Ontario M5Z 1Y6

(and mailing address, if different from that of registered office) - (si l’adresse postale diffère de celle du siège social)

CAUTION:   Address of registered office must be within the province or territory that is described in the Articles at Item 3; otherwise an amendment to the Articles is required, using Form 4, in addition to this form (see paragraph 173 (l) b) of the Act).

AVIS:        L’adresse du siège social doit se situer dans les limites de la province ou du territoire indiqué dans les statuts à la rubrique 3. Sinon, il faut modifier les statuts en déposant la formule 4, en plus de la présente formule (voir l’allnėa 173 (l) b) de la Loi).

5 -- Effective Date of Change - Date de prise d’effet October 30, 2003
6 -- Previous Address of Registered Office - Adresse précėdente du siège social 700 West Pender Street, Suite 902 Vancouver, British Columbia V6C 1G8

Date October 30, 2003	Signature /s/ Daniel R. Ross	7 -- Capacity of - en qualité de Executive Vice President
For Department Use Only À l’usage du ministère seulement Filed ► Déposée	Printed Name - Nom en lettres moulées Daniel R. Ross
C 3420 (2001/11)	DSG 11/2001

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions

FORM 3 NOTICE OF REGISTERED OFFICE OR NOTICE OF CHANGE OF ADDRESS OF REGISTERED OFFICE (SECTION 19)	FORMULE 3 AVIS DE DÉSIGNATION OU DE CHANGEMENT D’ADRESSE DU SIÈGE SOCIAL (ARTICLE 19)

1 -- Name of Corporation - Dénomination de la société CRYSTALLEX INTERNATIONAL CORPORATION	2 -- Corporation No. - No de la société 345631-5

3 -- Province or territory in Canada where the registered office is situated (or to be situated). (This province or territory must be the same as the one listed in the Articles.) ONTARIO	La province ou le territoire au Canada où se situa (ou se situera) le siège social. (Il doit correspondre à la province ou au territoire indiqué dans les statuts.)
4 -- Street address of Registered Office - Adresse civique du siège social 579 Richmond Street West, Suite 301 Toronto, Ontario M5Z 1Y6

(and mailing address, if different from that of registered office) - (si l’adresse postale diffère de celle du siège social)

CAUTION:   Address of registered office must be within the province or territory that is described in the Articles at Item 3; otherwise an amendment to the Articles is required, using Form 4, in addition to this form (see paragraph 173 (l) b) of the Act).

AVIS:        L’adresse du siège social doit se situer dans les limites de la province ou du territoire indiqué dans les statuts à la rubrique 3. Sinon, il faut modifier les statuts en déposant la formule 4, en plus de la présente formule (voir l’allnėa 173 (l) b) de la Loi).

5 -- Effective Date of Change - Date de prise d’effet October 30, 2003
6 -- Previous Address of Registered Office - Adresse précėdente du siège social 700 West Pender Street, Suite 902 Vancouver, British Columbia V6C 1G8

Date October 30, 2003	Signature /s/ Daniel R. Ross	7 -- Capacity of - en qualité de Executive Vice President
For Department Use Only À l’usage du ministère seulement Filed ► Déposée	Printed Name - Nom en lettres moulées Daniel R. Ross
C 3420 (2001/11)	DSG 11/2001

DOCUMENT 2

Industry Canada	Industrie Canada

Certificate of Continuance	Certificat de prorogation

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

CRYSTALLEX INTERNATIONAL CORPORATION 345631-5
___________________________________ Name of corporation-Dénomination de la société	________________________________ Corporation number – Numéro de la société
I hereby certify that the above-named corporation was continued under section 187 of the Canada Business Corporations Act, as set out in the attached articles of continuance. /s/ Director - Directeur

Je certifie que la société susmentionnée a été prorogée en vertu de l’article 187 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de prorogation ci-jointes.

January 23, 1998/le 23 janvier 1998

Date of Continuance – Date de la prorogation

Canada Business Corporation Act	Loi régissant les sociétés par actions de régime fédéral	FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)	FORMULE 11 CLAUSES DE PROROGAGION (ARTICLE 187)
1. Name of Corporation CRYSTALLEX INTERNATIONAL CORPORATION			Dénomination de la société
2. The classes and any maximum number of shares that the corporation is authorized to issue City of Vancouver, Province of British Columbia			Lieu au Canada ou doit être situé le siège social
3. The classes and any maximum number of shares that the corporation is authorized to issue			Catégories et tout nombre maximal d’actions que la société est authorisée à émettre

The Corporation is authorized to issue an unlimited number of common shares, an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares, the rights, privileges, restrictions of which are set out on Schedule 1 annexed hereto.

4. Restrictions, if any, on share transfers None			Restrictions sur le transfert des actions, s’il y a lieu
5. Number (or minimum and maximum number) of directors Minimum 1; Maximum 10			Nombre (ou nombre minimal et maximal) d’administrateurs
6. Restrictions, if any, on business the corporation may carry on None			Limites imposes à l’activité commerciale de la société, s’il y a lieu
7. (1) (2)	if change of name effected, previous name n/a Details of incorporation		(1) S’il y a changement de dénomination, denomination antérieure (2) Détails de la constitution
Crystallex International Corporation was incorporated under the laws of British Columbia on May 22, 1984 as Petroflame International Resources Ltd.
8. Other provisions, if any			Autres dispositions, s’il y a lieu

The actual number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolutions of the directors.

Date January 22, 1998	Signature /s/		Title – Titre Secretary
FOR DEPARTMENTAL USE ONLY – A L’USAGE DU MINISTÈRE SEULEMENT Corporation No. – No. de la société			Filed – Déposée January 28, 1998

SCHEDULE 1

CRYSTALLEX INTERNATIONAL CORPORATION

(1)	The rights, privileges, restrictions and conditions attaching to the common shares are as follows:
(a)

Payment of Dividends: The holders of the common shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the common shares, the board of directors may in their sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation.

(b)

Participation upon Liquidation, Dissolution or Winding-Up: En the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the common shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)

Voting Rights: The holders of the common shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to 1 vote in respect of each common share held at all such meetings.

(2)	The rights, privileges, restrictions and conditions attaching to the Class A Preference shares are as follows:
(a)

Series: The Class A Preference shares may at any time or from time to time be issued in one or more series. Subject to the provisions of this paragraph (2), the board of directors of the Corporation may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class A Preference shares.

(b)

Idem: The Class A Preference shares shall be entitled to priority over the common shares and all other shares ranking junior to the Class A Preference shares with respect to the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(c)

Idem: The Class A Preference shares of each series shall rank on a parity with the Class A Preference shares of every other series with respect to priority in the payment of dividends and in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(3)	The rights, privileges, restrictions and conditions attaching to the Class B Preference shares are as follows:
(a)

Series: The Class B Preference shares may at any time or from time to time be issued in one or more series. Subject to the provisions of this paragraph (3), the board of directors of the Corporation may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class B Preference shares.

(b)

Idem: The Class B Preference shares shall be entitled to priority over the common shares and all other shares ranking junior to the Class B Preference shares with respect to the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(c)

Idem: The Class B Preference shares of each series shall rank on a parity with the Class B Preference shares of every other series with respect to priority in the payment of dividends and in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

LIST OF EXTRA-PROVINCIAL REGISTRATIONS

NONE

DOCUMENT 3

BY-LAW NO. 1

A by-law relating generally to

the transaction of the business

and affairs of

CRYSTALLEX INTERNATIONAL CORPORATION

(hereinafter referred to as the “Corporation”)

DIRECTORS

1.            Calling of and notice of meetings – Meetings of the board shall be held at such place and time and on such day as the President and/or Chief Executive Officer, or any two directors may determine. Notice of meetings of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2.           Votes to govern – At all meetings of the board every question shall be decided by a majority of the votes cast on the question; and in case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

3.           Interest of directors and officers generally in contracts – No director or officer shall be disqualified by his office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor shall any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established; provided that the director or officer shall have complied with the provisions of the Canada Business Corporations Act.

EXECUTIVE AND OTHER COMMITTEES

4.           Executive Committee – The directors may after the annual general meeting of the Corporation and from time to time as vacancies occur, elect from among their members an Executive Committee. The Executive Committee shall consist of not less than two members but the number of members may be increased or decreased from time to time by resolution of the directors. The Executive Committee shall advise and aid the officers of the Corporation in all matters concerning its interest and the management of its business and affairs and may (subject to any regulations or restrictions which the directors may from time to time make or impose) exercise any and all powers of the directors while the latter are not in session except power to do any act which must by law be performed by the directors themselves provided, however, that a report of all acts and proceedings of the Executive Committee done or had in the interval between meetings of the directors shall be made to the next following meeting of the directors for the information thereof. The Executive Committee shall meet at such times and at such place or places as shall be determined by the Executive Committee and in accordance with such rules as may be provided by resolution of the directors. A majority of the members of the

Executive Committee shall constitute a quorum for the transaction of business, provided that in the event of there being no quorum present at any meeting of the Executive Committee, any director or directors of the Corporation who is or are requested by the chairman of such meeting to attend such meeting shall have the right to attend and shall thereupon be a member or members of the Executive Committee for such meeting.

5.           Remuneration of executive committee – The members of the Executive Committee shall be entitled to receive such remuneration for acting as members of the Executive Committee as the directors may from time to time determine.

6.            Other committees – Subject to the provisions of the Canada Business Corporations Act, the directors may delegate any, but not all, of their powers to committees (other than the Executive Committee) consisting of such director or directors as they think fit. Any committee so formed in the exercise of the powers so delegated shall conform to any rules that may from time to time be imposed on it by the directors, and shall report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held next after it has been done.

7.            Chairman of committee meetings – A committee may elect a chairman of its meetings; if no chairman is elected, or if at any meeting the chairman is not present within thirty minutes after the time appointed for holding the meeting, the directors present who are members of the committee may choose one of their number to be chairman of the meeting.

8.           Votes to govern – The members of a committee may meet and adjourn as they think proper. Questions arising at any meeting shall he determined by a majority of votes of the members present and in case of an equality of votes the chairman shall not be entitled to a second or casting vote.

OFFICERS

9.            President – The directors shall elect from among their members a President and, if they see fit, may elect a Chairman of the Board and may elect a Vice-Chairman, either of whom may also be the President, all or any of whom shall hold office until their successors are elected. Vacancies occurring from time to time in these offices may be filled by the directors from among their members.

10.         Chief executive officer – The directors may designate the Chairman of the Board or the Vice-Chairman, if any, or the President to be the chief executive officer. Failing such designation the Chairman of the Board or, if there be none, the Vice-Chairman or, if there be none, the President, shall be the chief executive officer. The chief executive officer shall, subject to the control of the directors, have an exercise general supervision over the management and control of the business and affairs of the Corporation, its officers and employees.

11.         Other officers – The directors, from time to time, shall appoint a Secretary and may appoint one or more Vice-Presidents, one of whom may be the chief financial officer, and such other officers as the directors may determine, including one or more assistants to any of the officers so appointed, and may determine their duties and, in the discretion of the directors, in the absence of a written agreement to the contrary, may remove or suspend them. One person may hold more than one office.

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SHAREHOLDERS’ MEETINGS

12.         Quorum – At any meeting of shareholders, a quorum shall be two persons present in person and each entitled to vote thereat and holding or representing by proxy not less than one twentieth of the shares entitled to be voted at the meeting.

INDEMNIFICATION

13.         Indemnification of directors and officers – The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the Canada Business Corporations Act.

14.         Indemnity of others – Except as otherwise required by the Canada Business Corporations Act and subject to paragraph 5, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent of or participant in another body corporate, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Corporation and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

15.         Right of indemnity not exclusive – The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and legal representatives of such a person.

16.         No liability of directors or officers for certain matters – To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings

3

with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

17.         Banking arrangements – The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time by resolution and all such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers and/or other persons as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided.

18.         Execution of instruments – Contracts, documents or instruments in writing requiring execution by the Corporation shall be signed by any two of the Chairman, the President, a Vice-President, the Secretary or a director, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution to appoint any officer, officers, director or directors or any other person or persons on behalf of the Corporation to sign and deliver either contracts, documents or instruments in writing generally or to sign either manually or by facsimile signature and deliver specific contracts, documents or instruments in writing. The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares and other securities and all paper writings.

MISCELLANEOUS

19.         Invalidity of any provisions of this by-law – The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

20.         Omissions and errors – The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

INTERPRETATION

21.         Interpretation – In this by-law and all other by-laws of the Corporation words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include an individual,

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partnership, association, body corporate, executor, administrator or legal representative and any number or aggregate of persons; “articles” include the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement and articles of revival; “board” shall mean the board of directors of the Corporation; “Canada Business Corporations Act” shall mean Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended from time to time or any Act that may hereafter be substituted therefor; and “meeting of shareholders” shall mean and include an annual meeting of shareholders and a special meeting of shareholders.

MADE effective upon issuance of Articles of Continuance of the Corporation under the Canada Business Corporations Act, issued January 23, 1998.

WITNESS the corporate seal of the Corporation.

/s/ Marc J. Oppenheimer
President and Chief Executive Officer

/s/
Secretary

5

RESOLVED that the foregoing By-law No. 1 is made a by-law of the Corporation.

The undersigned, being all the directors of Crystallex International Corporation, hereby sign the foregoing resolution.

DATED as of January 23, 1998.

/s/ Robert A. Fung	/s/ Phillip R. Lacerte
Robert A. Fung	Phillip R. Lacerte
/s/ Marc J. Oppenheimer	/s/ Harry J. Near
Marc J. Oppenheimer	Harry J. Near
/s/ Robert A. Nihon	/s/ Armando F. Zullo
Robert A. Nihon	Armando F. Zullo
/s/ Daniel R. Ross	/s/ Enrique Tejera-Paris
Daniel R. Ross	Enrique Tejera-Paris
/s/ Mitchell Klein
Mitchell Klein

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	May 28, 2007	By:	/S/ ROBERT CROMBIE
			Name:	Robert Crombie
			Title:	Senior Vice President, Corporate Development